November 26, 2012

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Securities and Exchange Commission Washington, D.C. 20549

Re:	Bluepoint Investment Series Trust (the “Trust”) File Nos.: 333-182771 and 811-22723

Dear Ms. Browning:

Set forth below are responses to comments received from you on November 13, 2012 in connection with the Trust’s Registration Statement on Form N-1A filed on July 20, 2012 (the “Registration Statement”). The Trust currently proposes to offer one series, Bluepoint Trust (f/k/a ACAP Select Growth Fund) (the “Fund”). Attached to this letter as Appendix A is a blackline of the Fund’s prospectus and SAI showing the changes made to reflect your comments as well as other changes made since our last correspondence filing on October 23, 2012. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please revise the open-ended terms in the Prospectus and Statement of Additional Information (“SAI”).

The requested revisions have been made.

Kimberly A. Browning

Securities and Exchange Commission

November 26, 2012

2.	Please revise the headings in the “Shareholder Fees” section of the Fee Table to conform to the requirements of Item 3 of Form N-1A.

The requested revisions have been made.

3.	Please consider clarifying the definition of “foreign issuers,” in particular the language stating that foreign issuers include those companies that “have a substantial portion of their operations or assets abroad.”

The cited language has been deleted.

4.	Please expand the disclosure on convertible securities risk and break out equity market risk into separate sub-bullets.

The requested revisions have been made.

5.	Please add disclosure that the investment adviser of the Fund has never managed an open-end fund.

Although the investment adviser of the Fund (the “Adviser”) has not previously managed an open-end fund, the Adviser and Alkeon (the Adviser’s managing member) have managed continuously offered closed-end registered investment companies since May 1999. (These registered investment companies include Advantage Advisers Xanthus Fund and ACAP Strategic Fund, the latter of which is taxed in the same manner as the Fund intends to be taxed, as a “regulated investment company” under Subchapter M of the Internal Revenue Code.) Disclosure to this effect has been added to the Prospectus.

6.	Please clarify whether emerging and developing markets are considered a subset of foreign securities.

The requested clarification has been made.

7.	Please tie “Sector Risk” more closely to the Fund’s principal investment strategies and consider changing the word “concentrated” in the risk.

The requested revisions have been made.

8.	Please tie “Liquidity Risk” more closely to the Fund’s principal investment strategies.

Kimberly A. Browning

Securities and Exchange Commission

November 26, 2012

The requested revision has been made.
9.	Please add the language required from Item 6(b) of Form N-1A in the “Purchase and Sale of Fund Shares” section of the prospectus.

The requested additional language has been added.

10.	Please remove “similar instruments or techniques” from “Leverage Risk.”

The requested deletion has been made.

11.	Please clarify in “Leverage Risk” that short selling is not a principal investment strategy. Please also supplementally confirm whether the Fund expects to actively utilize short sales or will only engage in short sales from time to time. Notwithstanding the 10% limitation on short sales, if the Fund expects to actively utilize short sales, the use of short sales should be considered a principal investment strategy and risk.

The requested clarification has been made. The Fund will not effect a short sale of a security if, as a result, the combined market value of all securities sold short by the Fund would exceed 10% of the Fund’s total assets. However, the Fund may frequently utilize short sales as a component of its investment strategy. For this reason, the Fund has revised disclosure in the Prospectus and SAI such that short sales are now discussed as a principal investment strategy and risk.

12.	In the last sentence of the first paragraph of the “Non-Principal Strategies and Risks” section, please either include the specific federal securities law references or delete the sentence.

The sentence has been deleted.

13.	Please clarify what “increase investment flexibility” means in the context of the use of derivatives.

The requested clarification has been made.

14.	Please consider removing certain cross references in the Prospectus.

The requested revisions have been made.

Kimberly A. Browning

Securities and Exchange Commission

November 26, 2012

15.	Please consider adding a separate heading for the first sentence of the “Additional Non-Principal Risk Factors” section.

The requested clarification has been made.

16.	Please clarify the “various purposes” the Adviser may use derivatives for in the “Investing Defensively” section.

The cited section of the sentence has been deleted in order to clarify when the Adviser might use derivatives defensively.

17.	Please clarify how the Adviser expects to treat a debt security that is not in default as to payment of interest or principal at the time the security is purchased but later is in default while the Fund still holds the security.

The requested clarification has been made.

18.	Please specify what “proper order” means in the “Purchasing and Redeeming Shares” section.

The requested clarification has been made.

19.	Please clarify the time period in which the Fund will provide notice to shareholders for when a purchase order is rejected.

The requested clarification has been made.

20.	Please clarify the Fund’s policy on the assets of the Fund that may be pledged.

Although the Fund may only borrow money from banks in an amount not to exceed one-third of its total assets, in order to collateralize such borrowings, the Fund may be required to pledge assets that have a value greater than the amount of the borrowing. This is a standard arrangement in secured transactions where lenders desire to protect against fluctuations in the value of the Fund’s assets being used to secure borrowings. The Fund notes that, consistent with the requirements of Section 18 of the Investment Company Act of 1940, the Fund’s collateral would be held in a segregated account of the Fund at the Fund’s custodian bank and would be subject to a claim by the lending bank only in the event of a default by the Fund and only in an amount not to exceed the amount of the borrowing. This clarification has been made to the Prospectus and SAI.

Kimberly A. Browning

Securities and Exchange Commission

November 26, 2012

21.	Please add “or group of industries” to the first investment restriction included in “Investment Restrictions.”

The Fund does not believe it is necessary to reference “group of industries” in an investment restriction relating to not concentrating in a particular industry; the addition of “group of industries” would only be necessary when a fund will concentrate its investments in the securities of issuers engaged in a group of particular industries.

22.	Please add “on illiquid securities” after the word “threshold” in the last sentence of the last paragraph in the “Investment Restrictions” section.

The requested revision has been made.

In addition to the foregoing, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2533. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Kenneth Gerstein

Appendix A